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SEC | MISSION

02021370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2002

SEC FILE NUMBER
8- 53103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ January 1, 2001 _____ AND ENDING _____ December 31, 2001 _____
            MM/DD/YY   MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Coast Securities LLC

	OFFICIAL USE ONLY
	FIRM ID NO.

ADREDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Douglas Boulevard, Suite 1235

(No. and Street)

Roseville	**CA**	93727
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Baldini | **(408) 218-1032**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

100 Spear Street, 10th Floor	**San Francisco**	**CA**	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED

MAR 14 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstatances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information
                        contained in this form are not required to respond unless this form displays
                        a currently valid OMB control number.*

OATH OR AFFIRMATION

I, **Dominic Baldini**, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statement and supporting schedules pertain to the firm of <u>Pacific Coast Securities LLC</u>, as of <u>December 31, 2001</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

CARLOTTA L. HENNEMAN
Commission # 1285489
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J:\WP\2343\OATH.DOC

PACIFIC COAST SECURITIES LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULE AND AUDITORS' REPORT

DECEMBER 31, 2001



Independent Auditors' Report

To the Members of
  Pacific Coast Securities LLC

   We have audited the accompanying statement of financial condition of Pacific Coast Securities LLC as of December 31, 2001, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Coast Securities LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

   Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California   *Harb, Levy + Weiland LLP*
February 19, 2002

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com   www.hlwcpa.com

Pacific Coast Securities LLC
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 141,866
Accounts receivable	8,215
Furniture and office equipment (net of accumulated depreciation of $810)	8,069
	$ 158,150

Liabilities and Members' Equity

Liabilities:

Accounts payable and accrued liabilities	$ 7,347
Members' equity	150,803
	$ 158,150

See accompanying notes to financial statements

Pacific Coast Securities LLC
Statement of Operations
For the Year Ended December 31, 2001

Revenues:

Investment advisory fees	$ 283,997
Commissions	26,950
Other income	9,523
	320,470

Expenses:

Employee compensation and benefits	213,834
General and administrative	39,222
Insurance	21,423
Rent	19,723
Professional services	15,001
Taxes and licenses	9,486
Depreciation	810
	319,499

Net Income	$ 971

See accompanying notes to financial statements

Pacific Coast Securities LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2001

Balance at December 31, 2000	$ 149,832
Net Income	971
Balance at December 31, 2001	$ 150,803

See accompanying notes to financial statements

Pacific Coast Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:

Net income $ 971

Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation   810
    Increase in accounts receivable   (8,215)
    Increase in accounts payable and accrued liabilities   7,347

      Total adjustment   (58)

      Net Cash Provided by Operating Activities   913

Cash Flows from Investing Activities:
    Purchase of furniture and office equipment   (8,879)

      Net Cash Used in Investing Activities   (8,879)

Decrease in Cash   (7,966)

Cash, beginning of year   149,832

Cash, end of year $ 141,866

See accompanying notes to financial statements

1.   Summary of Significant Accounting Policies

Business

Pacific Coast Securities, LLC (the Company), is a California limited liability company formed on December 4, 2000. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker/dealer and is a member of the National Association of Securities Dealers.

The term of the Company is for thirty years, terminating in December 2030, unless terminated earlier.   The term may be extended by amendment of the Operating Agreement.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member's account.

Cash

Cash consists of cash on deposit with a commercial bank and with a clearing organization which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on these cash balances.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Revenue Recognition

Commission revenue and related expenses arising from security transactions are recorded on a settlement date basis. Revenues and expenses on a settlement date basis are not materially different from a trade date basis. Investment advisory fees are recorded quarterly at the beginning of the quarter.

Income Taxes

No provision for federal or California income taxes has been made since the Company's income is allocated to individual members for inclusion in their respective income tax returns. California imposes a minimum LLC fee of $800, and is included in taxes and licenses in the statement of operations.

1. Summary of Significant Accounting Policies (continued)

   Use of Estimates

   The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Commitments

   The Company leases office space under a noncancellable lease which expires in August 2004.

   At December 31, 2001, approximate annual payments are as follows:

Years Ending December 31	Amount
2002	$ 17,200
2003	18,400
2004	12,800
	$ 48,400

   Total rental expense under this lease for the year ended December 31, 2001 was $5,600.

3. Related Party Transactions

   The Company provides investment advisory services to one of its members. The revenue from these services totaled approximately $266,000 for the year ended December 31, 2001, which represents 83% of total revenue of the Company.

   During 2001, the Company employed its managing member on full-time basis. The total compensation in 2001 paid to the managing member was approximately $102,500 and is included in employee compensation and benefits in the statement of operations.

4.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $138,734, which was $88,734 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.053 to 1.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	Pacific Coast Securities LLC	as of	December 31, 2001

1. Total ownership equity from Statement of Financial Condition..	$ 150,803	3480
2. Deduct ownership equity not allowable for Net Capital..	( )	3490
3. Total ownership equity qualified for Net Capital..	150,803	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................		3520
B. Other (deductions) or allowable credits (List)..		3525
5. Total capital and allowable subordinated liabilities..	$ 150,803	3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)............................	$ 12,069	3540		
B. Secured demand note delinquency..............................	$	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges..............................	$	3600		
D. Other deductions and/or charges..............................	$	3610	(12,069)	3620

7. Other additions and/or allowable credits (List)..		3630
8. Net capital before haircuts on securities positions..	$ 138,734	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments..............................	$	3660		
B. Subordinated securities borrowings..............................	$	3670		
C. Trading and investment securities:				
1. Exempted Securities..............................	$	3735		
2. Debt securities..............................	$	3733		
3. Options..............................	$	3730		
4. Other securities..............................	$	3734		
D. Undue Concentration..............................	$	3650		
E. Other (List)..............................		3736	( )	3740

10. Net Capital..	$ 138,734	3750

OMIT PENNIES

6a: Non-allowable assets

Furniture and office equipment	$ 8,069
Receivables greater than 30 days	4,000
	$ 12,069

- 9 -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Pacific Coast Securities LLC   as of   December 31, 2001

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)..	$ 490	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...	$ 50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 50,000	3760
14. Excess net capital (line 10 less 13)...	$ 88,734	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)..	$ 138,000	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition...			$ 7,347	3790
17. Add:				
A. Drafts for immediate credit..	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited...	$	3810		
C. Other unrecorded amounts (List)...............................	$	3820	$	3830
19. Total Aggregate indebtedness...			$ 7,347	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10).............................			5.3%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d).............................			-%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits..	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)...	$	3880
24. Net capital requirement (greater of line 22 or 23)...	$	3760
25. Excess capital (line 10 or 24)..	$	3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000.................................	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Pacific Coast Securities LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Pacific Coast Securities LLC
Information Relating to the Possession or
Control Requirements Under 15c3-3
December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provision of Rule 15c3-3.

Pacific Coast Securities LLC
Reconciliations Pursuant To Rules 15c3-1 and 15c3-3
December 31, 2001

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$138,734	$ 7,347	5.3%
Computation per Schedule I	138,734	7,347	5.3%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



To the Members of
   Pacific Coast Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pacific Coast Securities LLC, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

□

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com   www.hlwcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
February 19, 2002

Hood, Levy + McLeland LLP